CITI PRIVATE ALTERNATIVES, LLC

(A Wholly Owned Subsidiary of Citicorp Investment Partners, Inc.)

Statement of Financial Condition

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69789

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Citi Private Alternatives, LLC (Filed as Public Information)

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

388 Greenwich Street
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John J. Conway	(212) 816-6092	john.j.conway@citi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – If individual, state last, first. and middle name)

Two Manhattan West, 375 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Citi Private Alternatives, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citi Private Alternatives, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

New York, New York
February 27, 2026

Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

Assets

Cash and cash equivalents (including $6,436 deposited with affiliate), net of allowance of $23	$	131,746
Fees receivable (including $5,567 from affiliates), net of allowance of $156		28,665
Prepaid expenses		1,746
Total assets	$	162,157

Liabilities and Member's Equity

Liabilities:		
Payable to affiliates	$	909
Other liabilities		400
Total liabilities		1,309
Commitments and contingencies (Note 6)		
Member's equity		160,848
Total liabilities and member's equity	$	162,157

See accompanying notes to the financial statement.

(1) Organization and Principal Business Activities

Citi Private Alternatives, LLC (the Company), formerly, Citi Private Advisory, LLC is a Delaware limited liability company and an indirect, wholly owned subsidiary of Citigroup, Inc. Citicorp Investment Partners, Inc. (the Parent), which is a wholly owned subsidiary of Citigroup, Inc., and is the sole member of the Company. The Company commenced operations in October 2010.

Since January 2017, the Company is registered as a securities broker dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA).

The Company offers private placement services to high net worth and ultra-high net worth investors that are clients or prospective clients of Citi Private Bank and accredited investors as that term is defined under Rule 501 of Regulation D.

The accompanying financial statement has been prepared from separate records maintained by the Company, which may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had been operated as an unaffiliated company.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The significant accounting policies adopted by the Company are as follows:

(a) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management makes its best judgment, actual amounts or results could differ from those estimates.

(b) Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost plus accrued interest, which approximates fair value.

(c) Fees Receivable

Fees receivable consists of both current and non-current amounts due from related party private investment funds and the manager of such funds. Amounts would be considered non-current if they remain outstanding longer than 30 days. All customers are in good standing and the Company has no history of default related to such fees receivable. Management believes that all fees are substantially collectable.

(d) Income Taxes

The Company is not subject to tax and is a disregarded entity by the taxing authorities, as such, the Company does not separately record tax assets, liabilities, benefits or expenses. The Company's Parent is a legal taxpayer for U.S. income tax purposes pursuant to its tax sharing agreement with Citigroup, Inc. Income taxes (and any associated deferred taxes) on the Company's income due to relevant tax

authorities are the responsibility of the Parent. The net difference between the tax basis and reported amounts in the entity's assets and liabilities is $156,000

(e) Related Party Transactions
The Company has related party transactions with certain of its affiliates. These transactions are entered into in the ordinary course of business. See Note 4 for details on the Company's related party transactions.

(f) Accounting for Financial Instruments-Credit Losses
The current expected credit losses (CECL) methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, receivables and other financial assets measured at amortized cost at the time the financial asset is originated or acquired. The allowance for credit losses is adjusted each period for changes in expected lifetime credit losses.

Accounting Changes

Income Taxes

In December 2023, the FASB issued ASU No 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, intended to enhance the transparency and decision usefulness of income tax disclosures. This guidance requires that public business entities disclose on an annual basis a tabular rate reconciliation in eight specific categories disaggregated by nature and for foreign tax effects by jurisdiction that meet a 5% of pretax income multiplied by the applicable statutory tax rate or greater threshold annually. The eight categories include state and local income taxes, net of federal income tax effect; foreign tax effects; enactment of new tax laws or tax credits; effect of cross-border tax laws; valuation allowances; nontaxable items and nondeductible items; and changes in unrecognized tax benefits. Additional disclosures include qualitative description of the state and local jurisdictions that contribute to the majority (greater than 50%) of the effect of the state and local income tax category and explanation of the nature and effect of changes in individual reconciling items. The guidance also requires entities annually to disclose income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes and by jurisdiction identified based on the same 5% quantitative threshold.

The standard is effective for fiscal years beginning after December 15, 2024. The transition method is prospective with the retrospective method permitted. The Company adopted the ASU on January 1, 2025, which did not impact the financial statements of the Company.

(3) Capital Requirements
The Company, as a broker dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 thousand or 2% of aggregate debit items arising from customer transactions. As of December 31, 2025, the Company's net capital of approximately $121.5 million exceeded the minimum requirement by approximately $121.2 million.

(4) Related Party Transactions
Citicorp Investment Partners, Inc., which is a wholly owned subsidiary of Citigroup, Inc., is the sole member of the Company. Pursuant to various intercompany agreements, a number of significant transactions are carried out between the Company and its affiliates.

These transactions include maintenance of cash accounts, distribution services (as agent), payment of licensing fees, and revenue sharing agreements.

Below is a summary of the Company's transactions with other Citigroup Inc. affiliates which are included in the accompanying Statement of Financial Condition as of and for the year ended December 31, 2025.

Statement of Financial Condition Items

In thousands of dollars as of December 31, 2025

Assets:		
Cash and cash equivalents	$	6,436
Fees receivable		5,567
Total assets	$	12,003
Liabilities:		
Payable to affiliates	$	909
Total liabilities	$	909

(5) Concentration of Credit Risk

Cash is held by CBNA, an affiliate of the Company, and a third party, JPMorgan Chase. Bankruptcy or insolvency of these institutions may cause the Company's rights with respect to the cash to be delayed or limited. The Company does not anticipate any material losses as a result of this concentration.

(6) Commitments and Contingencies

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As of December 31, 2025 the Company has no contingency reserves.

(7) Subsequent Events

The Company has evaluated subsequent events through February 27, 2026, which is the date the Statement of Financial Condition and Notes were available to be issued.